ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED
SEPTEMBER 30, 2013
(unaudited)

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT		(unaudited)
(expressed in thousands of Canadian dollars)
	SEPTEMBER 30	DECEMBER 31
	2013	2012

ASSETS

Current Assets
Cash and cash equivalents	$7,922	$23,088
Accounts and other receivables	12,258	9,797
Inventories (see note 5)	5,934	8,700
Prepaid expenses and other current assets	364	542
	26,478	42,127

Non-Current Assets
Restricted cash and deposits (see note 6)	9,452	8,934
Long-term investments	839	2,699
Property, plant and equipment (see note 7)	26,630	30,860
Mineral properties (see note 8)	75,407	127,221
Intangible assets	350	459

Total Assets	$139,156	$212,300

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$8,384	$15,596
Income taxes payable	373	151
Environmental services contract loss provision (see note 10)	170	408
Deferred revenue (see note 11)	555	245
Flow-through share premium pending renunciation (see note 13)	1,640	-
	11,122	16,400
Non-Current Liabilities
Environmental services contract loss provision (see note 10)	423	1,359
Deferred revenue (see note 11)	1,008	1,732
Silver streaming interest (see note 12)	18,347	28,082
Decommissioning and rehabilitation provision	4,103	4,087
Deferred income tax liabilities	2,029	14,095

Total Liabilities	37,032	65,755

Shareholders’ Equity	102,124	146,545

Total Liabilities and Shareholders’ Equity	$139,156	$212,300

COMMITMENTS (see note 22)

APPROVED ON BEHALF OF
THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“George Brack”
(signed)	(signed)
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30				(unaudited)
(expressed in thousands of Canadian dollars, except per	Three months ended		Nine months ended
share and share amounts)	2013	2012	2013	2012

Revenues
Mining operations	$17,038	$17,310	$42,449	$57,828
Environmental services	6,356	2,779	11,821	6,571
Total revenues	23,394	20,089	54,270	64,399

Cost of Sales (see note 15)
Mining operations	14,936	13,293	42,678	45,837
Environmental services	2,167	1,765	5,390	4,573
Total cost of sales	17,103	15,058	48,068	50,410

Gross Profit (Loss)
Mining operations	2,102	4,017	(229)	11,991
Environmental services	4,189	1,014	6,431	1,998
Total gross profit	6,291	5,031	6,202	13,989

General and administrative expenses (see note 16)	3,042	4,308	10,742	12,488
Foreign exchange loss	103	75	8	1,251
Write-down of mineral properties (see note 9)	-	-	51,840	-
Write-down of property, plant and equipment (see note 9)	-	-	3,501	-
Write-down of long-term investments (see note 9)	-	-	1,785	-

	3,145	4,383	67,876	13,739

Operating Income (Loss)	3,146	648	(61,674)	250

Other Income (Expenses)
Investment income	(55)	216	233	631
Finance costs	(12)	(11)	(35)	(36)
Gain on sale of mineral property	-	6,346	-	6,346
Derivative gain (loss)	1	51	(98)	51

Income (Loss) Before Taxes	3,080	7,250	(61,574)	7,242

Income Tax Provision (Recovery) (see note 17)
Current	218	102	218	381
Deferred	643	1,883	(12,473)	2,922

Net Income (Loss)	2,219	5,265	(49,319)	3,939

Other Comprehensive Income (Loss)
Cumulative translation adjustments	36	(14)	(170)	(11)
Gain (Loss) on long-term investments	(74)	319	(1,762)	319
Recycle impairment of long-term investments to current income	-	-	1,785	-

Total Comprehensive Income (Loss)	$2,181	$5,570	$(49,466)	$4,247

Earnings (Loss) Per Share (see note 18)
Basic	$0.04	$0.09	$(0.82)	$0.06
Diluted	$0.04	$0.09	$(0.82)	$0.06

The accompanying notes are an integral part of these condensed interim consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30				(unaudited)
(expressed in thousands of Canadian dollars)	Three months ended		Nine months ended
	2013	2012	2013	2012

Cash Flows from Operating Activities
Net income (loss)	$2,219	$5,265	$(49,319)	$3,939
Items not affecting cash from operations –
Deferred revenue	(195)	85	(414)	203
Depletion of mineral properties	4,728	5,090	15,453	15,488
Environmental services contract loss provision	(961)	(287)	(1,174)	(575)
Silver streaming interest amount recognized	(4,047)	(2,957)	(9,735)	(10,203)
Depreciation of property, plant and equipment	708	518	2,209	1,917
Amortization of intangible assets	84	25	109	71
Share-based compensation expense	534	558	2,169	2,427
Finance costs and derivative (gain) loss	46	(54)	(43)	(27)
Gain on sale of mineral property	-	(6,346)	-	(6,346)
Write-down of inventory	-	-	886	-
Write-down of mineral properties (see note 9)	-	-	51,840	-
Write-down of property, plant and equipment (see note 9)	-	-	3,501	-
Write-down of long-term investments (see note 9)	-	-	1,785	-
Deferred income tax provision (recovery)	643	1,883	(12,473)	2,922

	3,759	3,780	4,794	9,816

Expenditures on decommissioning and rehabilitation	-	-	-	(14)
Changes in non-cash working capital balances related to operations –
(Increase) decrease in accounts and other receivables	(3,637)	(2,935)	(2,462)	97
(Increase) decrease in inventories	4,003	(1,153)	393	(322)
(Increase) decrease in prepaid expenses and other current assets	204	321	177	(222)
Increase (decrease) in accounts payable and accrued liabilities	(3,162)	2,061	(3,871)	6,387
Increase in income taxes payable	222	102	222	380

	1,389	2,176	(747)	16,122

Cash Flows from Investing Activities
Investment in mineral properties	(4,501)	(10,270)	(16,711)	(28,210)
Purchase of property, plant and equipment	112	(546)	(1,939)	(3,696)
Receipt of proceeds on sale of mineral property	-	3,205	-	3,205
Receipt of up-front payment under AEG remediation services agreement	-	-	-	1,172
Increase in restricted cash and deposits	10	-	(522)	(4,992)
Decrease in restricted cash and deposits	-	10	-	805

	(4,379)	(7,601)	(19, 172)	(31,716)

Cash Flows from Financing Activities
Proceeds from issuance of flow-through shares	-	-	7,035	-
Issuance costs	(2)	-	(552)	-
Shares issued on exercise of share options	-	191	138	560
Purchase of RSU settlement shares	-	-	(1,869)	-

	(2)	191	4,752	560

Decrease in Cash and Cash Equivalents	(2,992)	(5,234)	(15,166)	(15,034)

Cash and Cash Equivalents – Beginning of Period	10,914	31,941	23,088	41,741

Cash and Cash Equivalents – End of Period	$7,922	$26,707	$7,922	$26,707

No taxes were paid during either the three months or nine months ended September 30, 2013 or September 30, 2012

SUPPLEMENTAL INFORMATION (see note 19)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012							(unaudited)
(expressed in thousands of Canadian dollars)

	Common Shares
			Share			Accumulated
			Options			Other
			and	Contributed	Accumulated	Comprehensive
	Shares	Amount	RSUs	Surplus	Deficit	Income	Total

Balance – December 31, 2012	60,428,898	$155,042	$11,113	$5,364	$(24,955)	$(19)	$146,545

Net income	-	-	-	-	(49,319)	-	(49,319)
Other comprehensive income	-	-	-	-	-	(147)	(147)
Equity offering, net of issuance costs (see note 13)	2,100,000	4,442	-	-	-	-	4,442
Share-based compensation expense recognized	-	-	2,333	-	-	-	2,333
Exercise of share options	45,000	204	(65)	-	-	-	139
Share options forfeited	-	-	(1,583)	1,583	-	-	-
Release of RSU settlement shares	43,333	164	(164)	-	-	-	-
Purchase of RSU settlement shares	(445,000)	(1,869)	-	-	-	-	(1,869)

Balance – September 30, 2013	62,172,231	$157,983	$11,634	$6,947	$(74,274)	$(166)	$102,124

Balance – December 31, 2011	60,039,064	$154,154	$8,552	$4,739	$(28,375)	$(10)	$139,060

Net income	-	-	-	-	3,939	-	3,939
Other comprehensive income	-	-	-	-	-	308	308
Share-based compensation expense recognized	-	-	2,881	-	-	-	2,881
Exercise of share options	389,834	888	(328)	-	-	-	560
Share options expired	-	-	(571)	571	-	-	-

Balance – September 30, 2012	60,428,898	$155,042	$10,534	$5,310	$(24,436)	$298	$146,748

The accompanying notes are an integral part of these condensed interim consolidated financial statements

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

1.	Description of Business and Nature of Operations

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). The Corporation operates two principal businesses: a mining business, comprised of mineral exploration and mine development and operation in Canada, primarily in Yukon Territory; and through its Alexco Environmental Group (“AEG”), an environmental services business, providing consulting and project management services in respect of environmental permitting and compliance and site remediation, in Canada, the United States and elsewhere.

The Corporation is in the process of mining, exploring and developing its mineral properties. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Corporation to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of each mineral property. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Corporation has taken steps in accordance with common industry practice to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of mineral properties are based on costs incurred to date, adjusted for depletion and impairments, and do not necessarily represent present or future values.

Alexco is a public company which is listed on the Toronto Stock Exchange (under the symbol AXR) and the NYSE MKT Equities Exchange (under the symbol AXU). The Corporation’s corporate head office is located at Suite 1150, 200 Granville Street, Vancouver, BC, Canada, V6C 1S4.

2.	Basis of Preparation and Statement of Compliance

These interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. Other than as described in note 3, these interim financial statements follow the same accounting policies and methods of computation as compared with the most recent annual financial statements, being for the year ended December 31, 2012, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Accordingly, these interim financial statements should be read in conjunction with the Corporation’s most recent annual financial statements. These interim condensed consolidated financial statements were approved for issuance by the Board of Directors on November 13, 2013.

These consolidated financial statements have been prepared on a going concern basis under the historical cost method, except for derivative financial instruments, stock-based compensation and certain financial assets which have been measured at fair value. All figures are expressed in Canadian dollars unless otherwise indicated.

3.	New and Revised Accounting Standards Adopted

The following new and revised standards and amendments are effective for annual periods beginning on or after January 1, 2013, and accordingly have now been adopted by the Corporation. The adoption of these standards and amendments has had no significant impact on the Corporation’s consolidated financial statements.

(i)

IFRS 10 Consolidated Financial Statements requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(ii)

IFRS 11 Joint Arrangements requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-monetary Contributions by Venturers.

(iii)

IFRS 12 Disclosure of Interests in Other Entities establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure that address the nature of, and risks associated with, an entity’s interests in other entities.

(iv)

IFRS 13 Fair Value Measurement is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures.

(v)

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine sets out the accounting for overburden waste removal (stripping) costs in the production phase of a mine. Stripping activity may create two types of benefit: (1) inventory produced, and (2) improved access to ore. Stripping costs associated with the former should be accounted for as a current production cost in accordance with IAS 2 Inventories. The latter should be accounted for as an addition to or enhancement of an existing asset.

4.	Critical Judgements and Major Sources of Estimation Uncertainty

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action. The estimates management makes in this regard include those regarding future commodity prices and foreign currency exchange rates, which are an important component of several estimates and assumptions management must make in preparing the financial statements, including but not limited to estimations and assumptions regarding the evaluation of the carrying amount of mineral properties and other assets, the estimation of decommissioning and rehabilitation provisions, the estimation of revenues and the value of the embedded derivative related to sales of concentrate, and the estimation of the net realizable value of inventories. Management bases its estimates of future commodity prices and foreign currency exchange rates primarily on consensus investment analyst forecasts, which are tracked and updated as published on generally a quarterly basis. Estimates are made by management regarding year-by-year prices and rates looking forward approximately three to four years, as well as for long-term prices and rates.

In the preparation of these interim financial statements, certain indicators of potential impairment were identified, and a review of the carrying amounts of non-current non-financial assets has been carried out as a result. See note 9 for details on the significant judgements, estimates and assumptions applied in carrying out this review.

For other judgements, estimates and assumptions affecting the preparation of these financial statements, refer to note 4 of the Corporation’s annual financial statements for the year ended December 31, 2012.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

5.	Inventories

	September 30	December 31
	2013	2012

Ore in stockpiles	$4,270	$3,626
Concentrate	539	3,940
Materials and supplies	1,125	1,134

	$5,934	$8,700

For the three and nine month periods ended September 30, 2013 the cost of inventories recognized as an expense and included in cost of sales was $15,995,000 and $44,181,000 (September 30, 2012 – $13,023,000 and $45,440,000).

For the three and nine month periods ended September 30, 2013, a write-down of lead concentrate inventory of $nil and $886,000 (September 30, 2012 – $nil and $nil) was recorded in cost of sales for the period (see note 15).

6.	Restricted Cash and Deposits

	September 30	December 31
	2013	2012

Non-current:
Security for remediation services agreement (see note 11)	$4,992	$4,992
Security for decommissioning provision	4,162	3,190
Other	298	752

	$9,452	$8,934

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

7.	Property, Plant and Equipment

				Heavy
		Camp,	Ore	Machinery	Leasehold
	Land and	Roads, and	Processing	and	Improvements &
Cost	Buildings	Other Site	Mill	Equipment	Other	Total

December 31, 2011	$-	$4,747	$25,666	$4,660	$1,162	$36,235
Additions	1,205	1,120	353	1,929	83	4,690
Disposals	-	-	-	(97)	-	(97)

December 31, 2012	1,205	5,867	26,019	6,492	1,245	40,828
Additions	159	190	285	1,267	49	1,950
Write-downs	-	(390)	(2,628)	(483)	-	(3,501)

September 30, 2013	$1,364	$5,667	$23,676	$7,276	$1,294	$39,277

				Heavy
		Camp,	Ore	Machinery	Leasehold
Accumulated	Land and	Roads, and	Processing	and	Improvements &
Depreciation	Buildings	Other Site	Mill	Equipment	Other	Total

December 31, 2011	$-	$1,674	$1,724	$2,271	$891	$6,560
Depreciation	35	577	1,770	953	145	3,480
Disposals	-	-	-	(72)	-	(72)

December 31, 2012	35	2,251	3,494	3,152	1,036	9,968
Depreciation	45	545	1,273	762	54	2,679

September 30, 2013	$80	$2,796	$4,767	$3,914	$1,090	$12,647

				Heavy
		Camp,	Ore	Machinery	Leasehold
	Land and	Roads, and	Processing	and	Improvements &
Net book Value	Buildings	Other Site	Mill	Equipment	Other	Total

December 31, 2011	$-	$3,073	$23,942	$2,389	$271	$29,675

December 31, 2012	$1,170	$3,616	$22,525	$3,340	$209	$30,860

September 30, 2013	$1,284	$2,871	$18,909	$3,362	$204	$26,630

During the three and nine month periods ended September 30, 2013, the Corporation recorded total depreciation of property, plant and equipment of $928,000 and $2,679,000 (2012 – $875,000 and $2,523,000), of which $708,000 and $2,209,000 (2012 – $552,000 and $1,917,000) has been charged to income with $642,000 and $1,997,000 (2012 – $484,000 and $1,878,000) recorded to mining cost of sales, $28,000 and $86,000 (2012 – $10,000 and $30,000) recorded in environmental services cost of sales and $38,000 and $126,000 (2012 – $58,000 and $136,000) reflected under general expenses.

Of the balance, $105,000 and $387,000 (2012 – $205,000 and $486,000) was related to property, plant and equipment used in exploration activities and has been capitalized to mineral properties, and the difference reflects the changes in depreciation capitalized within opening and ending ore and concentrate inventories for the period.

At June 30, 2013, the Corporation recorded an impairment charge to property, plant and equipment totaling $3,501,000 (2012 – $nil) (see note 9).

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

8.	Mineral Properties

			Expenditures	Depletion	Written	September 30
	December 31, 2012		Incurred	Recognized	Down	2013
		Non-
	Depletable	depletable

Mineral Properties
Keno Hill District Properties –
Bellekeno	$48,002	$-	$3,951	$(13,893)	$(20,182)	$17,878
Lucky Queen	-	15,871	2,289	-	(9,145)	9,015
McQuesten	-	3,650	20	-	-	3,670
Onek	-	19,120	4,154	-	(22,513)	761
Silver King	-	6,983	3	-	-	6,986
Flame & Moth	-	11,374	3,140	-	-	14,514
Bermingham	-	9,003	154	-	-	9,157
Elsa Tailings	-	858	26	-	-	884
Other Keno Hill Properties	-	12,170	182	-	-	12,352
Other		190	-	-	-	190

Total	$48,002	$79,219	$13,920	$(13,893)	$(51,840)	$75,407

			Expenditures	Depletion	Written	December 31
	December 31, 2011		Incurred	Recognized	Down	2012
		Non-
	Depletable	depletable

Mineral Properties
Keno Hill District Properties –
Bellekeno	$55,551	$-	$13,278	$(20,827)	$-	$48,002
Lucky Queen	-	9,201	6,670	-	-	15,871
McQuesten	-	3,614	36	-	-	3,650
Onek	-	14,987	4,133	-	-	19,120
Silver King	-	6,900	83	-	-	6,983
Flame & Moth	-	6,500	4,874	-	-	11,374
Bermingham	-	6,679	2,324	-	-	9,003
Elsa Tailings	-	437	421	-	-	858
Other Keno Hill Properties	-	9,789	2,381	-	-	12,170
Brewery Creek	-	173	(173)	-	-	-
Other	-	190	-	-	-	190

Total	$55,551	$58,470	$34,027	$(20,827)	$-	$127,221

During the three and nine month periods ended September 30, 2013, the Corporation recognized depletion with respect to Bellekeno totaling $2,533,000 and $13,893,000 (2012 – $5,619,000 and $15,063,000), of which $4,728,000 and $15,453,000 (2012 – $5,090,000 and $15,488,000) is included in cost of sales and the difference reflects the changes in depletion charge included within opening and ending ore and concentrate inventories for the period.

At June 30, 2013, the Corporation recorded an impairment charge to the Bellekeno, Lucky Queen, and Onek mineral properties totaling $51,840,000 (2012 – $nil) (see note 9).

9.	Impairment

At June 30, 2013, the carrying amount of the Corporation’s net assets exceeded its market capitalization, which is an indicator of potential impairment of the carrying amount of its non-current non-financial assets. In addition, sharp and significant declines in silver prices occurred during the three months ended June 30, 2013, and in July the Corporation announced a plan to suspend Bellekeno mining operations over the coming winter in light of the low silver price environment. As a result, the Corporation carried out a review of the carrying amounts of the non-current non-financial assets in its mining operations segment, which segment has been determined to be a cash generating unit ("CGU") for this purpose.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

In carrying out this review, the Corporation was required to make significant judgements, including with respect to the allocation of assets to the mining operations CGU, as well as the selection and application of appropriate valuation methods. The Corporation was also required to make significant estimates and assumptions, including with respect to mine plan tonnages and grades, capital and operating costs, future commodity prices, foreign currency exchange rates, discount rates and net asset value multiples. By their nature, such estimates and assumptions are subject to significant uncertainty.

Recoverable amount was determined based on estimated fair value less cost of disposal (“FVLCD”), which for the mining operations CGU was determined to be greater than value in use. FVLCD for the mining operations CGU was determined based on the net present value of after-tax future cash flows expected to be generated within that unit. In addition, a net asset value multiple was applied to take account of certain additional value factors, particularly additional exploration potential and the benefit of optionality to the prices of silver, lead and zinc, being the main production metals of the unit. Factors were also applied for the expected benefit of potential operating cost optimizations. In making these determinations, metal prices over the next approximately four years were assumed to range from US$21.00 to US$23.50 for silver, US$0.93 to US$1.05 for lead and US$0.85 to $1.05 for zinc, and foreign currency exchange rates to be approximately US$0.96 per Canadian dollar, based on then-current consensus investment analyst forecasts. Expected future cash flows were discounted using a real after-tax rate of 10%, representing the time value of money and estimated risks specific to the assets under review. This estimate of FVLCD is categorized as Level 3 in the fair value hierarchy (see note 23 of the Corporation’s annual financial statements for the year ended December 31, 2012).

Based on the results of its review, the Corporation recognized an impairment loss at June 30, 2013 totaling $55,341,000, attributed as follows:

	Reporting Segment	Impairment Loss

Mineral properties:
Bellekeno	Mining operations	$20,182
Lucky Queen	Mining operations	9,145
Onek	Mining operations	22,513

Property, plant and equipment:
Ore processing mill	Mining operations	2,628
Heavy machinery and equipment	Mining operations	483
Camp, roads and other site	Mining operations	390

Total impairment loss		$55,341

The non-current non-financial assets in the mining operations segment were written down to their recoverable amount of $32,906,000. Consequently, any significant negative change in the key assumptions made in determining the recoverable amount could result in an additional impairment loss.

In addition, at June 30, 2013 the Corporation recorded an impairment charge of $1,785,000 in respect of its long-term investment in Americas Bullion Royalty Corp., due to a significant and sustained decline observed in its traded market value.

As at September 30, 2013, no new indicators of potential impairment have been identified with respect to either the Corporation’s non-current non-financial assets or its long-term investment in Americas Bullion Royalty Corp.

Exploration and evaluation assets are each separately assessed for impairment, and are not allocated by the Corporation to a CGU for impairment assessment purposes. As at June 30, 2013 and September 30, 2013, and pursuant to IFRS 6 Exploration For and Evaluation Of Mineral Resources, no indicators were identified which suggested the carrying amounts of the Corporation's exploration and evaluation assets may exceed their recoverable amount.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

10.	Environmental Services Contract Loss Provision

	Nine Months Ended	Year Ended
	September 30	December 31
	2013	2012
Balance – beginning of period	$1,767	$1,952
Increase (reduction) due to changes in loss estimation	(850)	333
Reduction due to current period loss realization	(324)	(518)
Balance – end of period	593	1,767
Less: Current portion	(170)	(408)
	$423	$1,359

During the three months ended September 30, 2013, the Corporation executed an amended and restated Subsidiary Agreement (“ARSA”) which amends the original agreement struck in 2006 between Canada and the Corporation’s wholly owned subsidiary, Elsa Reclamation and Development Company Ltd. (“ERDC”) (see notes 12 and 14 of the Corporation’s annual financial statements for the year ended December 31, 2012). Both the original agreement and the ARSA indemnify Alexco and ERDC from all historical mining liability within the Keno Hill District and set out in detail the terms, conditions and operating protocols under which ERDC will perform ongoing environmental care and maintenance and ultimate closure reclamation of legacy liabilities in the Keno Hill District, as a contractor to the Canadian government.

Under the ARSA, the fees billable by ERDC for the development of the ultimate closure reclamation plan are increased from 65% to up to 95% of agreed commercial contractor rates, retroactive to 2009. Also, the fees billable by ERDC for care and maintenance within the District will no longer reduce by 15% each year but are fixed at $850,000 per year, subject to reduction upon designation of any production units by ERDC. As a result, during the current quarter the Corporation recognized, within environmental services revenues, $1,500,000 in retroactive fees billable in respect of closure reclamation planning. In addition, the Corporation recognized through environmental services cost of sales an $850,000 reduction in its environmental services contract loss provision.

11.	Deferred Revenue

	September 30	December 31
	2013	2012

Deferred revenue – total	$1,563	$1,977
Less: Current portion	(555)	(245)
	$1,008	$1,732

In January, 2012, Alexco Resource U.S. Corp. (“Alexco US”), a wholly owned subsidiary of the Corporation and a member of AEG, entered into an agreement with a third party customer to provide certain environmental consulting and remediation services. Under the agreement, Alexco US has provided certain cost performance commitments, for which an up-front payment of US$1,175,000 (CAD$1,172,000) has been received. The Corporation has placed US$5,000,000 (CAD$4,992,000) into escrow in support of this cost performance commitment, which amount is recorded in restricted cash and deposits.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The up-front payment of $1,172,000 has been recorded in deferred revenue and will be recognized in revenue based on the percentage completion of the services under the remediation services agreement. During the three and nine month periods ended September 30, 2013, the Corporation recognized in revenue $103,000 and $280,000 respectively (2012 – $34,000 and $119,000) of the up-front payment. The remaining deferred revenue amounts relate to revenue received for services performed with respect to the care and maintenance phase under the Subsidiary Agreement.

12.	Silver Streaming Interest

	Nine Months Ended	Year Ended
	September 30	December 31
	2013	2012
Balance – beginning of period	$28,082	$41,955
Amount recognized in cost of sales (see note 15)	(9,735)	(13,873)
Balance – end of period	$18,347	$28,082

Under a silver streaming interest held by Silver Wheaton Corp. (“Silver Wheaton”), Silver Wheaton is purchasing from the Corporation an amount of refined silver equal to 25% of the payable silver produced by the Corporation from its Keno Hill District mineral properties, if and when such payable silver is delivered to an off-taker and as the Corporation is paid for such payable silver. Silver Wheaton has paid the Corporation advance amounts totaling US$50 million, the last of which was received in January 2011, and for each ounce of silver purchased must pay the Corporation an additional cash amount of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price at the time of delivery. Under the agreement, the deposit balance is reduced on each silver delivery by the excess of the prevailing market value of the silver delivered over the per-ounce cash amount paid by Silver Wheaton at the time. After the initial 40 year term of the agreement, the Corporation is required to refund the balance of any deposit payments received and not yet reduced through silver deliveries. The Corporation would also be required to refund the balance of advance payments received and not yet reduced if Silver Wheaton exercised its right to terminate the streaming interest in an event of default by the Corporation. The Corporation will be required to refund a pro-rata portion of the balance of the advance payments not yet reduced to the extent the Bellekeno mine has not achieved production throughput of 400 tonnes of ore per day over a 30 day period by December 31, 2014, as extended pursuant to an amendment entered into effective January 15, 2013. Commencing January 2014, and ending the earlier of December 31, 2014 and the completion of the 400 tonnes per day throughput test, as extended by the same amendment, the Corporation may be required to sell more than 25% of the payable silver produced, depending on the extent by which the 400 tonnes per day test has not yet been met. In support of its rights under the silver streaming interest, Silver Wheaton holds a security interest in substantially all of the Corporation’s plant and equipment and mineral properties located within the Keno Hill District.

13.	Shareholders’ Equity

Effective April 23, 2013, the Corporation issued 2,100,000 flow-through common shares on a private placement basis at a price of $3.35 per share for aggregate gross proceeds of $7,035,000. Of the gross proceeds, $4,830,000 has been attributed to issued common shares, and the remaining $2,205,000 has attributed to the sale of tax benefits. Net proceeds from the issuance were $6,649,000, after issuance costs comprised of the agent’s commission of $472,000 and other issuance costs of $80,000, less the deferred income tax benefit of such costs of $166,000.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Under IFRS, proceeds from the issuance of flow-through shares attributed to the sale of tax benefits are recognized as a liability. As subsequent exploration expenditures are incurred, this liability is recognized as an offset to the provision for deferred income taxes that arises from the renunciation of those expenditures. As at September 30, 2013, the liability for tax benefits remaining to be renounced totaled $1,640,000.

14.	Share-Based Compensation

The changes in incentive share options outstanding are summarized as follows:

	Weighted	Number of
	average	shares issued
	exercise	or issuable on
	price	exercise	Amount

Balance – December 31, 2012	$5.07	4,634,995	$11,061

Stock options granted	$4.16	641,500	-
Share-based compensation expense recognized	-	-	2,341
Options exercised	$3.08	(45,000)	(65)
Options expired	$3.70	(880,499)	(1,583)

Balance – September 30, 2013	$5.22	4,350,996	$11,754

Balance – December 31, 2011	$4.41	4,292,661	$8,552

Stock options granted	$6.91	906,750	-
Share-based compensation expense recognized	-	-	2,881
Options exercised	$1.43	(389,834)	(328)
Options expired	$6.62	(159,250)	(571)

Balance – September 30, 2012	$5.21	4,650,327	$10,534

The fair value of options at the date of grant was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 1.4% (2012 – 1.3% to 1.5%) per annum, an expected life of options of 4 years (2012 – 4 years), an expected volatility of 71% (2012 – 70% to 71%), an expected forfeiture rate of 4% (2012 – 9%) and no expected dividends (2012 – nil).

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Incentive share options outstanding and exercisable at September 30, 2013 are summarized as follows:

	Options Outstanding			Options Exercisable

	Number of	Weighted	Weighted	Number of	Weighted
	Shares	Average	Average	Shares	Average
	Issuable on	Remaining	Exercise	Issuable on	Exercise
Exercise Price	Exercise	Life (Years)	Price	Exercise	Price

$1.65	292,500	2.46	$1.65	292,500	$1.65
$3.45	800,996	3.48	$3.45	795,997	$3.45
$4.16	592,500	4.31	$4.16	164,833	$4.16
$4.46	111,000	1.37	$4.46	111,000	$4.46
$4.99	526,500	0.30	$4.99	526,500	$4.99
$5.19	150,000	1.02	$5.19	150,000	$5.19
$5.38	50,000	0.67	$5.38	50,000	$5.38
$5.90	15,000	0.42	$5.90	15,000	$5.90
$6.28	15,000	3.59	$6.28	10,000	$6.28
$6.92	744,500	3.32	$6.92	479,750	$6.92
$7.10	1,049,500	4.32	$7.10	1,005,500	$7.10
$8.13	3,500	4.61	$8.13	3,500	$8.13

	4,350,996	3.13	$5.22	3,604,580	$5.19

The weighted average share price at the date of exercise for options exercised during the three and nine month periods ended September 30, 2013 was $nil and $4.22 (2012 – $3.90 and $5.08) respectively.

During the three and nine month periods ended September 30, 2013, the Corporation recorded total share-based compensation expense of $274,000 and $1,497,000 (2012 – $600,000 and $2,881,000), of which $31,000 and $226,000 (2012 – $104,000 and $483,000) is recorded to mineral properties, $272,000 and $1,325,000 (2012 – $615,000 and $2,465,000) has been charged to income, and the balance reflects the changes in share-based compensation expense capitalized within opening and ending ore and concentrate inventories for the period.

Restricted Share Units (“RSUs”)

On December 14, 2012, the Corporation initiated a long-term incentive plan which provides for the issuance of RSUs in such amounts as approved by the Corporation’s Board of Directors. The plan is considered an equity-settled share-based compensation arrangement, and is administered by a trustee. Each RSU entitles the participant to receive one common share of the Corporation subject to vesting criteria, with RSU grants generally vesting one third per year over a three year period. These RSUs are settled in common shares of the Corporation purchased by the plan trustee through the open market at the time of granting, using funds provided by the Corporation. The Corporation is required under IFRS to consolidate the plan trust, and the outstanding number of common shares reflected in these financial statements is reduced by the number of shares held by the plan trustee for future settlements.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The changes in RSUs outstanding are summarized as follows:

	Number of
	shares issued
	or issuable
	on vesting	Amount

Balance – December 31, 2012	130,000	$52

RSUs granted	315,000	-
Share based compensation expense recognized	-	844
RSUs vested	(43,333)	(164)

Balance – September 30, 2013	401,667	$732

A total of 315,000 RSUs were granted in January 2013, with total grant-date fair value determined to be $1,376,000. Included in general and administrative expenses for the three and nine month periods ended September 30, 2013 is share-based compensation expense of $265,000 and $844,000 (2012 – $nil and $nil) related to RSU awards. As at September 30, 2013, the plan trust held 401,667 common shares of the Corporation for future settlement of granted RSUs.

15.	Cost of Sales

The Corporation recorded cost of sales for the three month and nine month periods ended September 30, 2013 as follows:

	Three Months Ended		Nine Months Ended
	2013	2012	2013	2012

Mining operations –
Inventoried costs –
Direct production costs	$10,361	$7,399	$26,511	$27,962
Depreciation, depletion and share- based compensation	5,634	5,624	17,669	17,478
Inventory write-down	-	-	886	-
Subsidiary Agreement royalty cost	99	-	99	-
Silver streaming interest –
Market price of deliverable silver, net of amount receivable on delivery	2,889	3,227	7,248	10,600
Silver streaming interest amount recognized (see note 12)	(4,047)	(2,957)	(9,735)	(10,203)
	14,936	13,293	42,678	45,837

Environmental services –
Direct service costs	2,139	1,755	5,304	4,543
Depreciation	28	10	86	30
	2,167	1,765	5,390	4,573

	$17,103	$15,058	$48,060	$50,410

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

16.	General and Administrative Expenses by Nature

The Corporation recorded general and administrative expenses for the three and nine month periods ended September 30, 2013 as follows:

	Three Months Ended		Nine Months Ended
	2013	2012	2013	2012

General and administrative expenses
Depreciation	$26	$58	$94	$136
Amortization of intangible assets	29	34	91	117
Business development and investor relations	156	295	523	626
Office, operating and non-operating overheads	655	1,379	1,771	3,417
Professional	224	196	748	715
Regulatory	22	13	178	174
Salaries and contractors	1,245	1,825	4,896	4,977
Share-based compensation	451	417	1,890	1,976
Travel	234	91	551	350

	$3,042	$4,308	$10,742	$12,488

17.	Income Tax Expense

The income tax expense differs from the amount that would result from applying the Canadian federal and provincial tax rate to earnings before income taxes. These differences result from the following items:

	Nine Months Ended	Nine Months Ended
	September 30	September 30
	2013	2012

Accounting income (loss) before income tax	$(61,574)	$7,242
Federal and provincial income tax rate of 25.75% (2012: 25%)	(15,855)	1,811

Non-deductible permanent differences	504	859
Differences in foreign exchange rates	(87)	32
Effect of difference in tax rates	(2,484)	295
Change in benefits not recognized	6,743	(38)
Yukon mineral tax	(944)	280
Change in estimate	(110)	141
Other	(22)	(77)
	3,600	1,492

Provision for (recovery of) income taxes	$(12,255)	$3,303

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

18.	Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share for the three and nine month periods ended September 30, 2013:

	Three Months Ended		Nine Months Ended
	2013	2012	2013		2012

Numerator
Net income (loss) for the period	$2,219	$5,265	$(49,319	) $	3,939

Denominator
For basic – weighted average number of shares outstanding	60,117,231	60,378,788	60,111,385		60,198,653
Effect of dilutive securities –
Incentive share options	-	455,621	-		949,262
For diluted – adjusted weighted average number of shares outstanding	60,117,231	60,834,409	60,111,385		61,147,915

Earnings (Loss) Per Share
Basic	$0.04	$0.09	$(0.82)		$0.06
Diluted	$0.04	$0.09	$(0.82)		$0.06

19.	Supplemental Cash Flow Information

Supplemental cash flow information with respect to the three and nine month periods ended September 30, 2013 is summarized as follows:

	Three Months Ended		Nine Months Ended
	2013	2012	2013	2012

Non-Cash Investing and Financing Transactions
Capitalization of share-based compensation to mineral properties	$31	$104	$226	$483
Increase (decrease) in non-cash working capital related to:
Mineral properties	$(2,702)	$(705)	$(3,341)	$(4,012)
Property, plant and equipment	$(16)	$35	$(12)	$325
Prepaid expenses and other current assets	$-	$389	$-	$(1,305)

20.	Segmented Information

The Corporation had two operating segments during the three and nine month periods ended September 30, 2013, being environmental services carried out through AEG, providing consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation; and mining operations, including the operating Bellekeno mine, producing silver, lead and zinc in the form of concentrates. The Corporation also had two non-operating segments, being exploration of mineral properties, which includes exploration and evaluation activities; and the corporate segment, which includes the Corporation’s executive head office and general corporate administration and activity. Reportable segments are identified based on differences in products, services and business activities. Inter-segment transactions are recorded at amounts that reflect normal third-party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge. During the nine months ended September 30, 2013, both the Lucky Queen and Onek property assets were transferred from the exploration segment to the mining operations segment, as a result of the receipt of remaining operating permits.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended	Environmental	Mining
September 30, 2013	Services	Operations	Exploration	Corporate	Total

Segment revenues –
External customers –
Canadian	$4,527	$-	$-	$-	$4,527
Non-Canadian	1,431	17,436	-	-	18,867
Intersegment	696	-	-	-	696
Total segment revenues	6,654	17,436	-	-	24,090
Intersegment revenues eliminated on consolidation	(696)	-	-	-	(696)
Total revenues as reported	5,958	17,436	-	-	23,394

Cost of sales	2,167	14,936	-	-	17,103
Depreciation and amortization	34	-	-	19	53
Share-based compensation	70	94	-	288	452
Other G&A expenses	869	410	-	1,258	2,537
Foreign exchange gain	(2)	21	-	84	103
Investment income	(4)	1	-	58	55
Finance costs	-	12	-	-	12
Derivative loss	-	-	-	(1)	(1)
Write-down of mineral properties	-	-	-	-	-
Write-down of property, plant and equipment	-	-	-	-	-
Write-down of long term investments	-	-	-	-	-

Segment income (loss) before taxes	$2,824	$1,962	$-	$(1,706)	$3,080

Total assets	$14,843	$39,429	$74,675	$10,209	$139,156

For the three months ended	Environmental	Mining
September 30, 2012	Services	Operations	Exploration	Corporate	Total

Segment revenues –
External customers –
Canadian	$2,197	$-	$-	$-	$2,197
Non-Canadian	582	17,310	-	-	17,892
Intersegment	1,304	-	-	-	1,304
Total segment revenues	4,083	17,310	-	-	21,393
Intersegment revenues eliminated on consolidation	(1,304)	-	-	-	(1,304)
Total revenues as reported	2,779	17,310	-	-	20,089

Cost of sales	1,765	13,293	-	-	15,058
Depreciation and amortization	93	-	-	-	93
Share-based compensation	113	101	-	204	418
Other G&A expenses	641	(1,031)	(198)	4,385	3,797
Foreign exchange gain	-	75	-	-	75
Investment income	-	-	-	(216)	(216)
Finance costs	-	11	-	-	11
Gain on sale of mineral property	-	-	-	(6,346)	(6,346)
Derivative loss	-	-	-	(51)	(51)

Segment income before taxes	$167	$4,861	$198	$2,024	$7,250

Total assets	$13,626	$95,460	$73,096	$33,067	$215,249

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

For the nine months ended	Environmental	Mining
September 30, 2013	Services	Operations	Exploration	Corporate	Total

Segment revenues –
External customers –
Canadian	$7,518	$-	$-	$-	$7,518
Non-Canadian	3,905	42,847	-	-	46,752
Intersegment	1,938	-	-	-	1,938
Total segment revenues	13,361	42,847	-	-	56,208
Intersegment revenues eliminated on consolidation	(1,938)	-	-	-	(1,938)
Total revenues as reported	11,423	42,847	-	-	54,270

Cost of sales	5,390	42,678	-	-	48,068
Depreciation and amortization	114	-	-	71	185
Share-based compensation	337	382	-	1,173	1,892
Other G&A expenses	2,400	2,291	-	3,974	8,665
Foreign exchange loss (gain)	(1)	(79)	-	88	8
Investment income	(4)	1	-	(230)	(233)
Finance costs	-	35	-	-	35
Derivative loss	-	-	-	98	98
Write-down of mineral properties	-	51,840	-	-	51,840
Write-down of property, plant and equipment	-	3,501	-	-	3,501
Write-down of long term investments	-	-	-	1,785	1,785

Segment income (loss) before taxes	$3,187	$(57,802)	$-	$(6,959)	$(61,574)

Total assets	$14,843	$39,429	$74,675	$10,209	$139,156

For the nine months ended	Environmental	Mining
September 30, 2012	Services	Operations	Exploration	Corporate	Total

Segment revenues –
External customers –
Canadian	$4,423	$-	$-	$-	$4,423
Non-Canadian	2,148	57,828	-	-	59,976
Intersegment	3,145	-	-	-	3145
Total segment revenues	9,716	57,828	-	-	67,544
Intersegment revenues eliminated on consolidation	(3,145)	-	-	-	(3,145)
Total revenues as reported	6,571	57,828	-	-	64,399

Cost of sales	4,573	45,837	-	-	50,410
Depreciation and amortization	186	-	-	67	253
Share-based compensation	538	290	-	1,148	1,976
Other G&A expenses	2,020	1,281	-	6,958	10,259
Foreign exchange loss	-	1,049	-	202	1,251
Investment income	(8)	-	-	(623)	(631)
Finance costs	4	32	-	-	36
Gain on sale of mineral property	-	-	-	(6,346)	(6,346)
Derivative loss	57	-	(55)	(53)	(51)

Segment income (loss) before taxes	$(799)	$9,339	$55	$(1,353)	$7,242

Total assets	$13,626	$95,460	$73,096	$33,067	$215,249

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

21.	Related Party Transactions

The Corporation’s related parties include its subsidiaries and key management personnel.

(a)	Key Management Personnel Compensation

	Three Months Ended		Nine Months Ended
		September 30		September 30
	2013	2012	2013	2012

Salaries and short-term benefits	$511	$1,195	$1,656	$3,600
Share-based compensation	358	271	1,565	1,500

	$869	$1,466	$3,221	$5,100

Key management includes the Corporation’s Board of Directors and members of senior management.

(b)	Other Related Party Transactions

During the year ended December 31, 2012, the Corporation rented certain office space under an agreement with Access Field Services, a company owned by certain individuals who were at certain times executive officers of the Corporation and its subsidiary Access. On May 31, 2012, the Corporation purchased the rental office space from Access Field Services for its appraised fair market value of $1,205,000. During the nine month period ended September 30, 2012, through to May 31, 2012, the Corporation incurred rent expenses of $57,127 with Access Field Services.

These transactions were in the ordinary course of operations on normal commercial terms and were measured at the exchange amount, which is the amount established and agreed to by the related parties. The resulting accounts payable and accrued liabilities were payable under normal third-party trade payable terms and conditions.

22.	Commitments

As of September 30, 2013, the Corporation’s contractual obligations are as follows:

(a)

The Corporation has entered into various operating lease contracts for office space, motor vehicles and office equipment. The future minimum payments under these leases as at September 30, 2013 are as follows, for the remainder of 2013 and for each full year thereafter:

2013	$116
2014	421
2015	366
2016	366
Thereafter	-

$1,269

(b)

As a consequence of its commitment to renounce deductible exploration expenditures to the purchasers of flow-through shares (see note 13), as at September 30, 2013 the Corporation is required to incur further renounceable exploration expenditures totaling $5,227,000 by December 31, 2014.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(c)	As of September 30, 2013, the Corporation’s other contractual obligations, including with respect to capital asset expenditures, totaled approximately $400,000.